

17017911



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69514 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 3/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crest Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 N Grand Avenue Suite 202
(No. and Street)

Waukesha (City) WI (State) 53186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Degenshein 360-833-1484
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)



**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, John Guderyon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crest Capital, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***


NOTARY PUBLIC
HELEN R.
SCHRUBBE
STATE OF WISCONSIN

State of Wisconsin
County of Waukesha

Subscribed and sworn to (or affirmed) before me on this 23 day of May, 2017 by John Guderyon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

My Commission Expires 04-09-2021


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

To the Member of
Crest Capital LLC:

We have audited the accompanying statement of financial condition of Crest Capital LLC (the Company) as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period January 1, 2016 through March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crest Capital LLC as of March 31, 2017, and the results of its operations and its cash flows for the period January 1, 2016 through March 31, 2017 in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Crest Capital LLC's financial statements. The Supplementary Information is the responsibility of Crest Capital LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
May 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**CREST CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
**As of March 31, 2017**

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 25,271 |
| Prepaid expenses | | 1,075 |
| TOTAL ASSETS | $ | 26,346 |
| | | |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Accounts payable and accrued expenses | $ | 874 |
| Total liabilities | $ | 874 |
| | | |
| Member's equity | $ | 25,472 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 26,346 |

See accompanying notes to financial statements.

**CREST CAPITAL LLC**
**STATEMENT OF OPERATIONS**
**For the period January 1, 2016 through March 31, 2017**

| | | |
|---|---|---|
| REVENUES | | |
| Transaction fees and consulting services | $ | 40,277 |
| | | |
| EXPENSES | | |
| Occupancy | | 15,300 |
| General and administrative | | 42,418 |
| TOTAL EXPENSES | | 57,718 |
| NET INCOME (LOSS) | $ | (17,441) |

See accompanying notes to financial statements.

**CREST CAPITAL LLC**
**STATEMENT OF MEMBER'S EQUITY**
**For the period January 1, 2016 through March 31, 2017**

| | | |
|---|---|---|
| Balance, December 31, 2015 | $ | 32,913 |
| Capital contributions | | 10,000 |
| Capital distributions | | - |
| Net income (loss) | | (17,441) |
| Balance, March 31, 2017 | $ | 25,472 |

See accompanying notes to financial statements.

**CREST CAPITAL LLC**
**STATEMENT OF CASH FLOWS**
**For the period January 1, 2016 through March 31, 2017**

| | | |
|---|---|---|
| Net income (Loss) | $ | (17,441) |
| Adjustments to reconcile net loss to net cash used by | | |
| Prepaid expenses | | 242 |
| Accounts payable and accrued expenses | | 114 |
| NET CASH USED BY OPERATING ACTIVITIES | | (17,085) |
| FINANCING ACTIVITY | | |
| Member contributions | | 10,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 10,000 |
| NET CHANGE IN CASH | | (7,085) |
| CASH, BEGINNING OF YEAR | | 32,356 |
| CASH, END OF YEAR | $ | 25,271 |

See accompanying notes to financial statements.

**CREST CAPITAL LLC**
**NOTES TO FINANCIAL STATEMENTS**
**As of March 31, 2017**

## (1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of business** – Crest Capital LLC (the "Company") is approved to provide private investment banking and financial advisory services to clients. The member experiences limited liability to the extent of his capital balance. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On September 26, 2016, the Company was granted permission by FINRA pursuant to rule 17a-5(d) to change its fiscal year end from December 31 to March 31. Pursuant to this change these financial statements cover the period from January 1, 2016 through March 31, 2017. A summary of the Company's significant accounting policies follows:

**Cash** – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Accounts receivable** – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of March 31, 2017. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

**Revenue recognition** – The Company is permitted to earn revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting and loan sale advisory fees: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

**Income taxes** – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company is not currently under examination by any taxing jurisdiction.

**CREST CAPITAL LLC**
**NOTES TO FINANCIAL STATEMENTS**
**As of March 31, 2017**

**Use of Estimates** – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2) NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of March 31, 2017, the Company had net capital of $24,397 which was $19,397 in excess of its required net capital of $5,000. The Company's AI/NC ratio was 0.0358 to 1 as of March 31, 2017.

## (3) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the period prior to March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## (4) SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the financial statements.

## (5) COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at March 31, 2017 or during the period then ended.

**CREST CAPITAL LLC**
**NOTES TO FINANCIAL STATEMENTS**
**As of March 31, 2017**

## (6) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2017 or during the period then ended.

## (7) RELATED PARTY TRANSACTIONS

During the period between January 1, 2016 and September 30, 2016, the Company paid $1,500 a month rent to the sole owner of the firm. Starting in October 2016 the Company began paying $300 a month rent to JDG Holdings LLC, another entity solely owned by the Company owner. The lease between the two entities, dated September 23, 2016, stipulates that either party can terminate with thirty days written notice. Total consideration paid to both was $15,300.

## SUPPLEMENTARY INFORMATION

## CREST CAPITAL LLC
## SCHEDULE I COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2017

| | | |
|---|---|---|
| Total member's equity | $ | 25,472 |
| Deductions and/or charges: | | |
| Prepaid expenses | | 1,075 |
| Non-allowable assets | $ | 1,075 |
| Net capital before haircuts on securities positions | $ | 24,397 |
| Haircuts on securities positions | | - |
| Net capital | $ | 24,397 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total Liabilities from Statement of Financial Condition: | $ | 874 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 19,397 |
| Ratio Aggregate Indebtedness to Net Capital | | 3.58% |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2017

See Auditor's Report

**CREST CAPITAL LLC**

**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3**

March 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis.

**Crest Capital LLC**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended March 31, 2016**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Crest Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Crest Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Crest Capital LLC stated that Crest Capital LLC met the identified exemption provisions throughout the period January 1, 2016 through March 31, 2017, without exception. Crest Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crest Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
May 18, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

# Assertions Regarding Exemption Provisions

We, as members of management of Crest Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period between January 1, 2016 and March 31, 2017.

Crest Capital LLC

By:



John Guderyon, Managing Partner

**Crest Capital LLC**
**Report Pursuant to Rule 17a-5 (d)**
**Financial Statements**
**For the Period January 1, 2016 Through March 31, 2017**